SD 3/23/04

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SECURI 04017684 OMMISSION

Washington, D.C.

FJ 3/24

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadspan Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 Ponce De Leon Boulevard
(No. and Street)

Coral Gables (City) — Florida (State) — 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elsa Cocurull — 305-445-2939 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) — Miami (City) — Florida (State) — 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

SEC MAIL PROCESSING RECEIVED MAR 22 2004 WASH, D.C. 181 SECTION

PROCESSED APR 02 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

[redacted]

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Michael Gerrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadspan Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Shayesta A. Ahmed
MY COMMISSION # DD164879 EXPIRES
December 1, 2006
BONDED THRU TROY FAIN INSURANCE, INC.

Produced FLDL.

[illegible]
(Notary Public)

[illegible]
(Signature)

Managing Director
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

[redacted]

BROADSPAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

CONTENTS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Broadspan Securities, LLC
Coral Gables, Florida

We have audited the accompanying statement of financial condition of Broadspan Securities, LLC as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Broadspan Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 28, 2004

BROADSPAN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS		
CASH AND CASH EQUIVALENTS	$	180,171
ACCOUNTS RECEIVABLE, NET		376,814
INVESTMENT IN LIMITED PARTNERSHIP		15,000
OTHER ASSETS		12,708
	$	584,693
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	174,859
MEMBER'S EQUITY		409,834
	$	584,693

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Broadspan Securities, LLC (the Company) is a broker-dealer specializing in investment banking services. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, restructurings, corporate finance, and assists clients with their financing requirements, including the raising of capital.

In July 2000, Broadspan Capital, Ltd. was formed in the State of Delaware as a limited partnership, however effective October 2002 the Company was converted to a Delaware limited liability company and accordingly changed its name to Broadspan Capital, LLC (Holding Co.). Holding Co.'s membership in the National Association of Securities Dealers, Inc. became effective February 11, 2002.

Reorganization

Effective July 31, 2003, Holding Co. entered into a plan of reorganization and contributed certain of its assets and liabilities, including its broker dealer license, to Broadspan Securities, LLC and cash, other assets and property and equipment to Broadspan Management, LLC (Management Co.) in return for its investment in these wholly owned subsidiaries. Under the provisions of Statement of Financial Accounting Standards No. 141, the Company receives the assets and liabilities transferred from Holding Co. at Holding Co.'s carrying amounts at the date of transfer.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Investment in Limited Partnership

The Company acquired a nominal percent ownership in a privately held limited partnership. During the year ended December 31, 2003, the Company determined that this investment had a decline in value and accordingly reduced this investment in the accompanying statement of financial condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable is uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all advances to members and accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2003 management has established an allowance for doubtful accounts of $30,000 on the accounts receivable. At December 31, 2003, three individual foreign customers each accounted for more than 10% of the Company's total accounts receivable balance and in the aggregate accounted for approximately 68%.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Revenue Recognition

The Company recognizes its revenue as services are provided or upon successful completion of certain investment banking transactions.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management fees

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from Management Co., an entity related by virtue of common ownership. In this regard, Management Co. incurs significant operating expenses and provides facilities for the Company in consideration of a management fee. At December 31, 2003, $11,826 of management fees were unpaid and included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2003, the Partnership's "Net Capital" was $138,065, which exceeded requirements by $126,408, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.27 to 1.